Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

September 9, 2010

Mary Beth Breslin, Senior Attorney

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Amendment No. 5 to Registration Statement on Form 10

Filed September 9 , 2010

File No. 000-29482

Dear Ms. Breslin:

The company is in receipt of your comment letter of July 26, 2010.  The following responses are based upon information compiled from the company and the public records, and correspond to each of your numbered comments:

1.

The original company business plan was written from a fact sheet produced from the research the company had performed and from the information provided to the company by Garland Lee, a friend and advisor to Dr. Gregory.  Mr. Lee once owned a successful retail casket sales company and was so successful he went on and purchased a funeral home and still operates the funeral home and crematory.  The fact sheet provided by the company was actually a proposed presentation to a local Indian tribe near Porterville, California.  The proposal was never presented to the Indian tribe because no inventory yet existed and until such time inventory was available was a proposal to be made.  The original fact sheet is enclosed herewith, and includes information relative to wholesale costs of caskets, average funeral costs, the fact that most caskets are manufactured by the Batesville Casket Company and sold directly to funeral homes, and the fact that over 1.8 million caskets are sold to funeral homes every year.  Also enclosed herewith is a full copy of the August 20, 2007 board of directors’ minutes.

Explanatory Note, page 2

2.

The implication that the filing includes financial statements for the year ended December 31, 2009 has been removed from the note.

Item 1: Business, page 3

Business, page 3

3.

The heading, “Commitments” in Note 4 to the financial statements is not inconsistent with our disclosures, because the note itself only describes the use of our principals’ home or business offices.  However, this heading has been removed from our notes to financial statements in the 10Q for the period ended September 30, 2009, March 31, 2010, June 30, 2010, and the 10-K for the period ended December 31, 2009, and the sentence under the heading has been added to “related party transactions.”

/ / /

Item 6.  Executive Compensation, page 11

4.

The grant date fair value was computed in accordance with FASB ASC Topic 718.

Item 2: Financial Information, page 8

5.

We still have storage space available, which is described in detail in the second paragraph, and we still intend to purchase caskets, as stated in the first sentence under this heading.

Item 15.  Financial Statements and Exhibits, page 16.

6.

The company has original articles of incorporation and several amendments thereto.  When we filed our original articles and all amendments as one exhibit, which constitutes a complete copy of our articles of incorporation, you took issue with it, so with the last amendment, we filed amendments separately.  With this amendment we are once again combining the original articles with all amendments.  We have not restated our articles; they exist as modified by all the amendments, so, as such, they constitute a complete copy of our articles of incorporation, which is consistent with Item 601(b)(3).

As stated in the second paragraph of the business development section on page 3, the Company was originally known as “Mr. Nevada, Inc.”  Under Nevada law, Mr. Nevada, Inc. is the same company as “Premier Holding Corporation.”  We confirm that we are governed by the by-laws of “Mr. Nevada, Inc.”, which is the same corporate entity as “Premier Holding Corporation.”

Form 10Q/A No. 1 for the Fiscal Quarter Ended September 30, 2009, page 11

Item 2 Management’s Discussion and Analysis, page 11

Signatures, page 20

7.

The amended report exhibits correct signatures, indicating the date of filing as the date signed.  The form 10Q for the period ended March 31, 2010 also includes the signature of Jasmine Gregory as our Chief Financial Officer with a currently dated page.

Annual Report on Form 10K/A for the Fiscal Year Ended December 31, 2009

Item 12 Security Ownership of Certain Beneficial Owners and Management

8.

Jasmine Gregory beneficially owns 698,250 shares, as clearly set forth in the table.

Exhibit 23.1

9.

 The consent has been removed from the amendment.

Exhibit 32.1

10.

 The certifications attached to the amended filing correctly identify Jack Gregory as the Chief Executive Officer and Jasmine Gregory as the Chief Financial Officer.

Quarterly Report on Form 10Q for the period ended June 30, 2010 Statement of Shareholder’s Deficit Page 5

11.

The date of re-entry into the development stage has been changed to May 18, 2007.

Item 4 Controls and Procedures, page 20

12.

The reference to weaknesses in our disclosure controls and procedures was prepared using a different template that contained errors.   It should have read, as our quarterly report for the period ended March 31, 2010 read, “as of June 30, 2010, the Company’s disclosure controls and procedures were effective.”  The company is not required to have an independent board of directors or an audit committee, or an independent body to oversee its internal controls over financial reporting, and all of these items, the same person may function as both the Chief Executive Officer and Chief Financial Officer.  The discussion has been corrected.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/   JACK GREGORY

JACK GREGORY, CEO

cc: Kenneth Eade